# SEC Schedule 13D/A (Amendment No. 27) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Bally's Corp, CIK 0001747079
CUSIP: 05875B304
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 767 Fifth Avenue, 12th Floor, New York, United States (X1), 10153
Date of event which requires filing of this statement: 09/16/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0000895345-25-000019
Filed by CIK 0001409888
Persons authorized to receive notices and communications: Joseph Mause, Standard General L.P., 767 Fifth Avenue, 12th Floor, New York, New York (NY), 10153, 212-257-4701

## Reporting persons
- Standard General L.P. (CIK 0001409888): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); shared voting power 33,359,744; shared dispositive power 33,359,744; aggregate amount beneficially owned 33,359,744 (67.91% of the class)
- Kim Soohyung (CIK 0001418202): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 56,548; shared voting power 33,359,744; sole dispositive power 56,548; shared dispositive power 33,359,744; aggregate amount beneficially owned 33,416,292 (68.03% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: Bally's Corp
Address of issuer's principal executive offices: 767 Fifth Avenue, 12th Floor, New York, United States (X1), 10153
Comment:
This Amendment No. 27 to Schedule 13D (the "Amendment") relates to Common Stock, par value $0.01 per share ("Common Stock"), of Bally's Corporation, a Delaware corporation (the "Issuer" or the "Company"). This Amendment is being filed to amend the Schedule 13D that was originally filed on March 29, 2019 and amended on June 26, 2019, July 15, 2019, August 2, 2019, November 19, 2019, February 13, 2020, February 20, 2020, August 7, 2020, September 17, 2020, November 20, 2020, December 15, 2020, March 30, 2021, April 6, 2021, April 16, 2021, April 22, 2021, August 11, 2021, October 8, 2021, December 9, 2021, January 25, 2022, May 5, 2022, July 15, 2022, July 29, 2022, March 11, 2024, March 19, 2024, July 26, 2024, October 18, 2024 and February 7, 2025 (as amended, the "Schedule 13D"). Unless otherwise indicated in this Amendment, all capitalized terms have the meanings ascribed to them in the Schedule 13D.

This Amendment is being filed to amend and supplement Item 5 of the Schedule 13D as set forth below.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 7-13 of the cover pages and Item 2 above.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7-13 of the cover pages and Item 2 above.
Transactions in the class effected during the past sixty days: On September 16, 2025, a private investment vehicle managed by Standard General distributed 2,400,000 shares of the Issuer's Common Stock in accordance with the terms of the investment vehicle for no consideration. Other than such grant and distribution, the Reporting Persons did not effect any transactions in shares of the Issuer's Common Stock during the sixty day period prior to the filing of this Amendment. The percentages reported herein are based on a statement in the Issuer's Form 10-Q, filed with the Securities and Exchange Commission on August 11, 2025, that there were 49,122,902 shares of the Issuer's Common Stock outstanding as of July 31, 2025.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Standard General L.P.: /s/ Joseph Mause, Joseph Mause, Chief Financial Officer (09/17/2025)
- Kim Soohyung: /s/ Kim Soohyung, Kim Soohyung (09/17/2025)